THIS CONVERTIBLE PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT FOR DISTRIBUTION AND MAY BE TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN COMPLIANCE WITH THE SECURITIES ACT OF l933, AS AMENDED (THE "ACT"). THIS LEGEND SHALL BE ENDORSED UPON ANY CONVERTIBLE PROMISSORY NOTE ISSUED IN EXCHANGE FOR THIS CONVERTIBLE PROMISSORY NOTE.

FERNHILL CORP.

ISSUE DATE: July 7, 2021 **FACE AMOUNT: $50,000.00**

CONVERTIBLE PROMISSORY NOTE

Due: 1 year from Issuance date

FERNHILL CORP., a Nevada corporation (the "Company"), for value received, hereby promises to pay to Adam Kovacevic (the "Holder") on the July 6, 2022 (the "Maturity Date"), the principal sum of **FIFTY THOUSAND DOLLARS ($50,000.00)** in such coin or currency of the United States of America and to pay simple interest on said principal sum at the rate of 6.0% per annum from the date hereof through the Maturity Date. Any accrued and unpaid interest shall be paid on the Maturity Date.

1.**Registered Owner**. The Company may consider and treat the person in whose name this Note shall be registered as the absolute owner thereof for all purposes whatsoever (whether or not this Note shall be overdue) and the Company shall not be affected by any notice to the contrary. Subject to the provisions hereof, the registered owner of this Note shall have the right to transfer it by assignment and the transferee thereof, upon his registration as owner of this Note, shall become vested with all the powers and rights of the transferor. Registration of any new owner shall take place upon presentation of this Note to the Company at its offices together with the Note Assignment Form attached hereto duly executed. In case of transfers by operation of law, the transferee shall notify the Company of such transfer and of his address, and shall submit appropriate evidence regarding the transfer so that this Note may be registered in the name of the transferee. This Note is transferable only on the books of the Company by the Holder on the surrender hereof, duly endorsed. Communications sent to any registered owner shall be effective as against all holders or transferees of this Note not registered at the time of sending the communication. In the event of the assignment of a portion of the principal amount of this Note, the transferee thereof shall not have the right to elect an Optional Conversion (as hereinafter defined) unless the entire remaining principal portion of this Note is converted simultaneously therewith.

2. **Conversion**.

2.1 **Conversion Right.** The Holder shall have the right from time to time, and at any time during the period commencing 180 days from the Issue Date ("Issue Date" is defined as July ___ , 2021) and ending the later of (i) the Maturity Date and (ii) the date of payment of the remaining outstanding principal amount, plus any accrued and unpaid interest of this Note to convert all or any part of the outstanding and unpaid principal amount of this Note into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of the Borrower into which such Common Stock shall hereafter be changed or reclassified at the conversion price (the "**Conversion Price**") determined as provided herein (a "**Conversion**"); provided, however, under no circumstances shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed

beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of the Borrower subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such provision; provided further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, with not less than 61 days' prior notice to the Borrower, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver). The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the "**Notice of Conversion**"), delivered to the Borrower by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower before 5:00 p.m. Pacific Standard Time on such conversion date (the "**Conversion Date**"). The term "**Conversion Amount**" means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) at the Borrower's option, accrued and unpaid interest, if any, on such principal amount at the interest rates provided in this Note to the Conversion Date.

2.2 Conversion Price.

Calculation of Conversion Price. The Conversion Price (the "**Conversion Price**") shall equal the Fixed Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower's securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The "**Conversion Price**" shall be equal to $0.004 per share during the term of this Note.

2.3 Anti-Dilution Provisions.

2.3.1 **Adjustments for Stock Dividends; Combinations, Etc**. (a) In the event that the Company, at any time or from time to time hereafter, shall (i) declare any dividend or other distribution on its Common Stock payable in Common Stock of the Company or in securities convertible into or exchangeable for Common Stock, including without limitation rights; (ii) effect a subdivision of its outstanding Common Stock into a greater number of shares of Common Stock by reclassification, stock split or otherwise than by payment of a dividend in shares of Common Stock; (iii) effect a combination or consolidation of its outstanding Common Stock into a lesser number of shares of Common Stock by reclassification, reverse split or otherwise; (iv) issue by reclassification, exchange or substitution of its Common Stock any shares of capital stock of the Company; or (v) effect any other transaction having similar effect, then the Holder may convert into the exchangeable securities. The purpose of the adjustment shall be that, in the event of a conversion at any time after the occurrence of any event described in (i) through (v) above, the Holder shall be entitled to receive the shares of Conversion Stock (or other securities) to which such Holder would have been finally entitled, after giving effect to the occurrence of such event, as if such Holder had converted this Note immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 2.3.1 shall become effective immediately after the record date in the case of a dividend or other distribution and shall become effective immediately upon the effective date in the case of a subdivision, combination, reclassification, exchange or substitution. The Corporation shall take no such action with respect to the Common Stock unless the Corporation shall simultaneously reserve out of the authorized, unissued and unreserved shares of common stock a sufficient number of shares of Common Stock to be available for full conversion of the Notes at the new Conversion Price.

2.4 **Reservation of Shares**. The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance and delivery upon conversion of this Note, free of preemptive or rights of purchase, the number of shares of Conversion Stock issuable upon conversion of this Note at the minimum Conversion Price. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable.

2.5 **Fractional Shares**. The Company shall not be required to issue certificates representing fractions of shares, nor shall it be required to issue scrip or pay cash in lieu of fractional interests, it being the intent of the Company and the Holder that all fractional interests shall be eliminated and that all issuances of Common Stock be rounded up to the nearest whole share.

2.6 **Rights of the Holder**. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Note.

2.7 **Certificate**. When the Conversion Price is adjusted pursuant to the provisions hereof, the Company shall file with its official corporate records a certificate of its chief financial or accounting officer setting forth in detail the facts requiring such adjustment, the computation thereof and the adjusted Conversion Price, and shall mail a copy of the certificate to the Holder.

2.8 **Failure to Deliver Common Stock Prior to Deadline.** Without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of this Note is not delivered by five business days from the date of the Notice of Conversion (the "Deadline"), the Borrower shall pay to the Holder $20.00 USD per day in cash, for each day beyond the Deadline that the Borrower fails to deliver such Common Stock through willful or deliberate acts on the part of the Borrower. Such cash amount shall be paid to Holder by the fifth day of the month following the month in which it has accrued or, at the option of the Holder (by written notice to the Borrower by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into Common Stock in accordance with the terms of this Note. The Borrower agrees that the right to convert is a valuable right to the Holder. The damages resulting from a failure, attempt to frustrate, interference with such conversion right are difficult if not impossible to qualify. Accordingly, the parties acknowledge that the liquidated damages provision contained in this Section 1.4(g) are justified.

3. **Redemption.** The Borrower shall have the fully right of prepayment including all accrued and unpaid interest at any time without penalty.

4. **Defaults**. If any of the following events of default (each, an "Event of Default") shall occur:

4.1 **Failure to Pay Principal or Interest**. The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at maturity, upon acceleration or otherwise.

4.2 **Conversion and the Shares.** The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Note, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, the Borrower directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for five (5) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Borrower to remain current in its obligations to its transfer agent. It shall be an event of default of this Note, if a conversion of this Note is delayed, hindered or frustrated due to a balance owed by the Borrower to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Borrower's transfer agent in order to process a conversion, such advanced funds shall be paid by the Borrower to the Holder within five (5) business days of a demand from the Holder.

4.3 **Breach of Covenants.** The Borrower breaches any material covenant or other material term or condition contained in this Note and any collateral documents including but not limited to the Purchase Agreement and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

4.4 **Breach of Representations and Warranties**. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith (including, without limitation, the Purchase Agreement), shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

4.5 **Receiver or Trustee**. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

4.6 **Judgments**. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

4.7 **Bankruptcy**. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

4.8 Delisting of Common Stock. The Borrower shall fail to maintain the listing of the Common Stock on at least one of the OTC Pinksheets, OTCQB or an equivalent replacement exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, or the American Stock Exchange.

4.9 Failure to Comply with the Exchange Act (or other Applicable Reporting Standards). After June 30, 2021, if the Borrower shall fail to comply with the reporting requirements of the OTC Markets Alternative Reporting Standards and Guidelines; and/or the Borrower shall cease to be subject to the reporting requirements of the OTC Markets or shall have any event occur which OTC Markets would issue a caveat emptor warning regarding the Borrower.

4.10 Liquidation. Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business.

4.11 Cessation of Operations. Any cessation of operations by Borrower or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower's ability to continue as a "going concern" shall not be an admission that the Borrower cannot pay its debts as they become due.

4.12 Maintenance of Assets. The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

4.13 Financial Statement Restatement. The restatement of any financial statements filed by the Borrower with the SEC for any date or period from two years prior to the Issue Date of this Note and until this Note is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

4.14 Reverse Splits. The Borrower effectuates a reverse split of its Common Stock without ten (10) days prior written notice to the Holder.

4.15 Replacement of Transfer Agent. In the event that the Borrower proposes to replace its transfer agent, the Borrower fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to the Purchase Agreement (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Borrower and the Borrower.

4.16 [Intentionally Omitted]

4.17 Default Payment. Upon the occurrence and during the continuation of any Event of Default specified in this Section 4, the Note shall become immediately due and payable and the Borrower shall pay to the Holder, in full satisfaction of its obligations hereunder, an amount equal to (a) the then outstanding principal amount of this Note plus (b) accrued and unpaid interest on the unpaid principal amount of this Note to the date of payment plus (c) Default Interest, if any, on the amounts referred to in clauses (d) and/or (e), multiplied by 130%

5. **Investment Intent**. The Holder, by its acceptance hereof, hereby represents and warrants that this Note is being acquired, and the Conversion Stock issuable upon the conversion of this Note will be acquired, for investment purposes only and without a view to the distribution thereof, and may be transferred only in compliance with the Act. Unless, prior to the conversion of this Note, the issuance of the Conversion Stock has been registered with the Securities and Exchange Commission pursuant to the Act, the Note Conversion Form shall be accompanied by a representation of the Holder to the Company to the effect that such securities are being acquired for investment and not with a view to the distribution thereof, and such other representations and documentation as may be reasonably required by the Company, unless in the opinion of counsel to the Company such representations or other documentation are not necessary to comply with the Act.

6. **Default Rate of Interest; Costs of Collection**. In the event the Company shall default in the payment of this Note when due, then (i) effective with such date of default, the interest rate payable hereunder shall be increased to eighteen percent (18%) per annum and (ii) the Company agrees to pay, in addition to unpaid principal and interest, all the costs and expenses incurred in effecting collection hereunder or enforcing the terms of this Note and the Security Agreement, including reasonable attorneys' fees.

7. **Applicable Law**. This Note is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of California.

8. **Venue & Jurisdiction.** This Note is construed in accordance with and governed by the laws of the State of Nevada as applied to contracts that are executed and performed entirely in Nevada. Venue shall be for all purposes in Las Vegas, Nevada, except as otherwise expressly required by this Note. Any proceedings to enforce or interpret the terms of this Note or the obligations, duties or rights of the parties contained herein shall be brought before and resolved in the appropriate court, state or federal, of the State of Nevada, Clark County, and the parties hereby submit to the personal jurisdiction of said court(s) for all such purposes.

9. **Notices**. Any notice required or permitted to be given pursuant to this Note shall be deemed to have been duly given when delivered by hand or sent by certified or registered mail, return receipt requested and postage prepaid, overnight mail or telecopier as follows:

If to the Holder: *If to the Company:*

Attn: Adam Kovacevic   Fernhill Corp.
10850 E El Rancho Dr.   3773 Howard Hughes Pkwy Suite 500s
Scottsdale, AZ 85259   Las Vegas, NV 89169
                                                              Attn: Marc Lasky, CEO

or at such other address as the Holder or the Company shall designate by notice to the other given in accordance with this Section 8.

10. **Miscellaneous**. This Note constitutes the rights and obligations of the Holder and the Company. No provision of this Note may be modified except by an instrument in writing signed by the party against whom the enforcement of any modification is sought.

The Company shall not take any action that would impair the rights and privileges of the Holder herein or avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times act in good faith to assist in carrying out the provisions of this Note, including the Conversion rights provided in paragraph 3 herein and will take all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder of the Note.

The waiver by the Holder of a breach of any provision of this Note shall not operate or be construed as a waiver of any subsequent breach.

If any provision, or part thereof, of this Note shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any way affect or render invalid or unenforceable any other provisions of this Note and this Note shall be carried out as if such invalid or unenforceable provision, or part thereof, had been reformed, and any court of competent jurisdiction is authorized to so reform such invalid or unenforceable provision, or part thereof, so that it would be valid, legal and enforceable to the fullest extent permitted by applicable law.

In no event shall the rate of interest payable hereunder exceed the maximum rate permitted by applicable law.

No provision of this Note shall alter or impair the absolute and unconditional obligation of the Company to pay the principal of, and interest on, this Note in accordance with the provisions hereof.

The Company agrees that irreparable damage would occur in the event that any of the provisions of this Note were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except with respect to the payment of the amounts due hereunder, the Holder of this Note shall be entitled to swift specific performance, injunctive relief or other equitable remedies to prevent or cure breaches of the provisions of this Note and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the Holder may be entitled under this Note.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.

BY: FERNHILL CORP.,

Marc Lasky

_____

Marc Lasky, CEO

HOLDER: ADAM KOVACEVIC

Adam Kovacevic

_____

**CONVERTIBLE PROMISSORY NOTE**

**NOTICE OF CONVERSION**

The undersigned hereby elects to convert $_____ principal amount of the Note (defined below) into that number of shares of Common Stock to be issued pursuant to the conversion of the Note ("Common Stock") as set forth below, of **FERNHILL CORP.,** a Nevada corporation (the "Borrower") according to the conditions of the convertible note of the Borrower dated as of July 7, 2021, (the "Note"), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions (DWAC Transfer shall apply only if Borrower is DWAC eligible):

[ ] The Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DWAC Transfer").

Name of DTC Prime Broker:

Account Number:

[ ] The undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

_____
_____
_____
_____

Applicable Conversion Price: $0.004

Number of Shares of Common Stock to be Issued Pursuant to the Conversion of the Note: _____

Amount of Principal Balance Due Remaining under the Note after this Conversion: $ _____

Note Holder:

By: _____

Date: _____, 2021

UNANIMOUS WRITTEN CONSENT OF DIRECTORS OF FERNHILL CORP.

THE UNDERSIGNED, being all the members of the Board of Directors of Fernhill Corp., a Nevada corporation (the "Corporation"), in order to obviate the necessity of holding a meeting, hereby waive the calling and holding of a meeting of the Board of Directors of the Corporation and approve the following resolutions by unanimous vote of all the members of the Board of Directors of the Corporation, and direct that the same be filed with the records of the Corporation:

WHEREAS, the Corporation is and will be in the future in need of funds and it is in the best interests of this Corporation to raise funds by selling and issuing its securities described herein;

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to execute the acknowledgement to the Securities Purchase Agreement and Convertible Promissory Note between Adam Kovacevic ("AK or "Purchaser") and the Corporation and issuing a Convertible Promissory Note to Purchaser in the principal amount of $50,000;

FURTHER RESOLVED, that the Officer of this Corporation be and hereby is authorized and directed to execute and deliver the aforementioned Securities Purchase Agreement and Convertible Promissory Note relative to the principal amount of $50,000 in such form, substance and content as may be necessary, said Officer's execution and delivery thereof on behalf of this Corporation to be conclusive evidence of said Officer's approval; and

FURTHER RESOLVED, that the Officer of this Corporation be and hereby is authorized and directed to execute and deliver the aforementioned Transaction Documents to the Purchaser in such form, substance and content as may be necessary, said Officer's execution and delivery thereof on behalf of this Corporation to be conclusive evidence of said Officer's approval; and

FURTHER RESOLVED, that the Officer is hereby authorized to do such further acts and things and execute any and all documents and instruments, both original and amendatory, of every kind and character on behalf of the Corporation as may be necessary or appropriate, in said Officer's judgment, to carry out the terms of the aforementioned Transaction Documents and carry out the purpose of these Resolutions; and

FURTHER RESOLVED, that any indebtedness heretofore contracted and any contracts, agreements or notes heretofore made with Purchaser on behalf of this Corporation and all acts of the Officer or of other officers or agents of this Corporation in connection with such indebtedness or such contracts, agreements or notes are hereby ratified and confirmed; and

FURTHER RESOLVED, that in express contemplation of action by the Purchaser in reliance hereon, the Secretary of this Corporation be and is hereby authorized and empowered to

certify to the Purchaser(s) a copy of these Resolutions, and that the Purchaser(s) may consider the Officer to continue in office and these Resolutions to remain in full force and effect until written notice to the contrary shall be received by the Purchase from this Board of Directors; and

FURTHER RESOLVED, that the issuance of the Note and the shares underlying the Note is authorized and approved; and

FURTHER RESOLVED, that the issuance of the Convertible Promissory Note and the shares underlying the Convertible Promissory Note being acquired by the Purchaser were duly authorized and approved and are hereby further ratified and confirmed; and

FURTHER RESOLVED, that the shares of common stock underlying the Convertible Promissory Note when issued upon conversion of the Convertible Promissory Note, shall be fully paid, validly issued and non-assessable.

This Unanimous Written Consent of Directors may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Directors be contained on any one counterpart hereof, each counterpart shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, we have caused this instrument to be duly executed this 7th day of July 2021.

FERNHILL CORP.

By: Marc Lasky ____________________________

Marc Lasky, CEO